Filed by International Game Technology PLC (SEC File No. 001-36906) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: International Game Technology PLC (SEC File No. 001-36906)

2 Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans and strategies, transactions, trends, events, dividends, results of operations, and/or financial condition and measures, including our expectations regarding revenue, operating income, cash, and capital expenditures for the first quarter and full year 2024, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “outlook”, “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the various factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2022 and other documents filed or furnished from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that may affect the Company’s business, including management’s discussion and analysis of potential or actual impacts to operations and financial performance. Nothing in this presentation is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Comparability of Results All figures presented in this presentation are prepared under U.S. GAAP, unless noted otherwise. Non-GAAP Financial Measures Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. Adjusted EBITDA represents net income (loss) (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other non-operating expenses (e.g., DDI / Benson Matter provision, gains/losses on extinguishment and modifications of debt, etc.), net, depreciation, impairment losses, amortization (service revenue, purchase accounting, and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non- recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. For the business segments, Adjusted EBITDA represents segment operating income (loss) before depreciation, amortization (service revenue, purchase accounting, and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Management believes that Adjusted EBITDA is useful in providing period- to-period comparisons of the results of the Company's ongoing operational performance. Adjusted EPS represents diluted earnings per share (a GAAP measure), excluding the effects of foreign exchange, impairments, amortization from purchase accounting, discrete tax items, and other significant non-recurring adjustments that are not reflective of on-going operational activities (e.g., DDI / Benson Matter provision, gains/losses on sale of business, gains/losses on extinguishment and modifications of debt, etc.). Adjusted EPS is calculated using diluted weighted-average number of shares outstanding, including the impact of any potentially dilutive common stock equivalents that are anti-dilutive to GAAP net income (loss) per share but dilutive to Adjusted EPS. Management believes that Adjusted EPS is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance. Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash equivalents, including cash and cash equivalents held for sale. Cash and cash equivalents, including cash and cash equivalents classified as held for sale, are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet. Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months (“LTM”) prior to such date. Management believes that Net debt leverage is a useful measure to assess IGT's financial strength and ability to incur incremental indebtedness when making key investment decisions. Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures (a component of investing cash flows) and payments on license obligations (a component of financing cash flows). Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders. Adjusted free cash flow is a non-GAAP financial measure that represents free cash flow excluding the net of tax cash payments in connection with material litigation (e.g. DDI / Benson Matter). To enhance investor understanding of the Company’s performance in comparison with the prior year, the Company excluded the net of cash impacts related to the settlement of the DDI / Benson Matter. Management believes adjusted free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s performance. Constant currency is a non-GAAP financial measure that expresses the current financial data using the prior-year/period exchange rate (i.e., the exchange rate used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures.

IGT

Industry-leading Assets Deliver A Record-breaking Year



	Revenue	Operating Income Margin	Cash From Operations	Capital Expenditures[1]
Upgraded 2023 Financial Goals	~$4.3B	~23%	$900M - $1,000M	$400M - $450M
2023 Actual Results	$4.3B	23%	$1,040M	$421M
Achievement	✓	✓	✓	✓

Strong finish to year with Q4 operating income up 11% and 160 bps of operating margin expansion

FY'23 results in line with upgraded outlook provided in Q3'23

Robust FY'23 revenue growth across business segments[2]

Record FY'23 operating income of $1.0B, adjusted EBITDA* of $1.8B, and adjusted EBITDA margin of 41.3%

Record cash from operations and lowest net debt leverage* ever

Recognized as top employer in Canada, Italy, and the U.S. by Top Employers Institute

*Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details
[1]Includes payments on license obligations
[2]Excluding sale of Italy commercial services business in September 2022

4

Robust product sales drove Q4’23 revenue up 7%; FY’23 revenue up 6% net of Italy commercial services Global same-store sales up 2.3% in FY’23 with growth across draw, instant, and jackpot games Italy SSS increased 6.6% U.S. & Rest of world SSS up 1.2% iLottery sales up 40+% Secured multi-year contract extensions in CA, KY, and VA Live with new FM contract in CT and instants & passive lottery games in Minas Gerais (Brazil); awarded CT iLottery contract Continued margin expansion with FY’23 OI margin up 100 bps to 36.1% Organic Growth, Portfolio Expansion & Meaningful Contract Extensions Reinforce Global Lottery’s Leadership Position 5

Operating Income Margin 17 19 21 22 68 79 99 101 2015 2019 2022 2023E Italy U.S. Global Lottery – Recurring Revenue Business with Attractive Margins, Backed by Long-term Contracts 30% 36% 2019 2023 CAGR 3.8% CAGR 6.7% 2019 2021 2023 CAGR 83.9% 15% 22% 93% 7% Service Product Sales (1)Market share is presented on a fiscal year basis and reflects IGT’s best estimates Impressive scope of B2C/B2B/B2G capabilities Attractive industry fundamentals Deep, longstanding customer relationships Infrastructure-like recurring revenue model with attractive margins 6 IGT U.S. iLottery SalesRevenue by Type Lottery Industry Sales ($B) Market Share(1) (GGR) 15% Successfully consolidating higher play levels

Focused Execution of Key Strategies Propel Higher Revenue and Profit in Global Gaming

Sustained momentum with Q4'23 operating income up 17%

FY'23 revenue up 9% on broad-based KPI strength, fueling ~30% increase in operating income

Shipped 35,000+ units in FY'23, up 7%, with record ASPs across geographies

Magic Treasures™ Dragon and *Magic Treasures™ Tiger* continue to rank in top ten New Core Video Games*

PeakCurve 49™, *DiamondRS™*, and *PeakSlant 32™* rank among top North American cabinets*

Global installed base expands 9% to 53,900+ units

Continued success of *Prosperity Link™* with North American installed base reaching ~3,700 units; *Mystery of the Lamp™* grows to ~1,500 units

Exciting pipeline of new games and cabinets in 2024


MYSTERY LAMP
MAGIC TREASURES
PROSPERITY LINK
$10000.24
$1000.73
$250.00
£10,000
£1,000
£100

*Per February 2024 Eilers & Krejcik Gaming research

7

PlayDigital Generates Record FY'23 Revenue and Profit

Revenue up 9% in FY'23, driven by iGaming growth across geographies; achieves ~500 bps of OI margin expansion

iGaming GGR fueled by ~80 new game launches and game aggregation capabilities

Distinctive new products and creative solutions enhance player experiences

Expanding portfolio of top-performing games (*Cash Eruption*, *Cleopatra*, *Blackjack*)

Bespoke iGaming titles

Unique omnichannel jackpot games

Robust player engagement and data analytics tools

26 new sports betting installations in FY'23

Entered four new jurisdictions in the year

Introduced sports betting functionality with the capability to live stream sports



CASH ERUPTION
BLACKJACK
GO
FORT KNOX
JACKPOT
$10,000.42
$5,000.00
$1,000.00
$100.00
$50.00
CLEOPATRA
Play Sports

8

Organic growth drives FY’24 outlook Achieved FY’23 Financial Goals Across Segments; Well-positioned for Success in FY’24 9 Broad-based momentum across segments Record-breaking revenue and profit in FY’23; in line with upgraded outlook

Strategic Review to Unlock Shareholder Value by Creating Two Best-in-Class Global Companies

Creates two pure play businesses with best-in-class teams

Facilitates more focused operating & capital allocation strategies, optimized capital structures for each business

Allows each business to pursue enhanced organic & inorganic growth strategies

IGT shareholders retain predictable & resilient existing lottery business while participating in higher growth potential of gaming/digital/fintech business

Provides opportunity for investors to better appreciate the intrinsic value of each standalone business


IGT PLC
Shareholders
100%
~54%
RemainCo
Global Lottery
IGT
GLOBAL GAMING /
PLAYDIGITAL
EVERI

10

Complementary Capabilities Create a Comprehensive Global Gaming & FinTech Enterprise

One-stop-shop addressing all aspects of gaming ecosystem

Attractive revenue model; 60% recurring revenue

Compelling revenue & accretive adjusted EBITDA growth

Significant synergies

Strong balance sheet & substantial cash flow generation

Best-in-class team



Financial Access Solutions
Core Video
Core Stepper
Video Poker
Video Lottery Terminals (VLT)
Class II
Wide Area Progressives (WAP)
Standalone Premium, Including Multi-Level Progressives (MLP)
Payment Solutions
Management Systems
Premium Omnichannel Content
Omnichannel Sports Betting Solutions
Aggregation Platform
Promotional / User- Engagement Tools
Kiosks
RegTech
Loyalty
CashClub Wallet
Financial Access
Software
Hardware
FinTech
Core
Specialty
Gaming Sales
Systems
Gaming Operations
Premium
Digital
iGaming
Sports Betting
IGT
EVERI

11

12

Q4’23 and FY’23 Results Achieve Upgraded Outlook Provided in Q3’23 Note: EUR/USD FX daily average 1.08 in Q4’23, 1.02 in Q4’22, 1.08 FY’23, 1.05 FY’22 (1)Italy commercial services business was sold in September 2022 (2)Included in operating income and Adjusted EBITDA are $13M in Q4’23 and $24M in FY’23 of Separation and divestiture costs related to the announced planned separation of the Global Gaming and PlayDigital segments (3)Diluted EPS includes gain on sale of business and accrual of DDI/Benson matter in prior year *Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details 13

Robust Q4'23 Product Sales Drive Global Lottery Revenue & Profit Growth

Revenue exceeds expectations; up 7% on higher product sales and continued momentum in Italy

Global SSS impacted by historic North America jackpot levels in PY

Italy SSS up 2.9%

North America and Rest of world lower on 25.0% decline in jackpots

Product sales nearly doubles

Large GameTouch™ 28 self-service terminal sales in Michigan and Ontario

iLottery central system sale in Poland

Operating income rose 10%; OI margin improves 110 bps despite lower jackpot benefits


Revenue
$681M
Operating Income
$238M
OI Margin
35%
2025 target
33% - 36%
LOTTERY
BANK BUSTER
REVEAL ALL

14

Replacement Unit Shipments & Installed Base Expansion Drive Q4’23 Global Gaming Results Revenue up slightly Y/Y despite unusually high jackpot expense New games and cabinets drive higher terminal product sales Shipped ~9,400 units globally on continued replacement unit growth North America ASPs increase 4% to $16,300 Global installed base grows to 53,900+ units with significant increases across geographies US & Canada up 443 units sequentially and 1,886 units Y/Y Rest of world grows 836 units sequentially and 2,434 units Y/Y Operating income rose 17%; OI margin expands 290 bps on easing of supply chain costs and R&D process improvements, partially offset by higher jackpot expense Revenue $390M OI Margin 21% 2025 target 28% - 30% Operating Income $80M 15

PlayDigital Delivers Strong Q4’23 Profit Performance; Operating Income Margin Nears 2025 Target Revenue down 10% Y/Y One-time benefit to jackpot expense in PY Sports betting reflects lower volumes and hold rates in Rhode Island iGaming GGR higher across geographies; double-digit growth in U.S. Sports Betting GGR stable OI margin up 360 bps, primarily driven by cost discipline and reduced variable compensation Revenue $59M Operating Income $17M OI Margin 29% 2025 target 30+% OMNI CHANNEL 16

19% 29% 6% 13% 4% 30% Minority payments, net Capital expenditures and license obligations Business acquisitions, net Dividends to shareholders Share repurchases Debt reductions, net Capital returned to shareholders – 17% *Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details Strong Cash Generation Complemented by Balanced Capital Allocation Strategy Record cash from operations and strong 58% cash conversion rate, up from 54% in PY $160M paid to shareholders in the form of cash dividends $145M share repurchase authorization remaining Total liquidity of $1.8B; $0.6B in unrestricted cash, $1.2B in additional borrowing capacity from undrawn facilities Cumulative Capital Allocation 17 FY’23 Cash Flows $1.0B Cash from Operations FY’22 & FY’23 $619M Free Cash Flow* $803M Adjusted Free Cash Flow*

Credit Profile Progressively Strengthened with Significant Reduction in Net Debt* & Net Debt Leverage Net debt leverage improves to 2.9x, lowest level in Company history Credit rating actions reflect improved risk profile Upgraded to Ba1 from Ba2 by Moody’s Investors Service; outlook stable in March 2023 Received BB+ issuer credit rating with stable outlook from Fitch Ratings with investment grade rating of BBB- assigned to senior secured debt in February 2023 Post-announcement of Global Gaming & PlayDigital spin-and-merge transaction, S&P Global Ratings placed IGT on CreditWatch Positive and Fitch Ratings moved IGT to Rating Watch Positive Prudent mix of fixed/variable debt No significant near-term debt maturities Net Debt & Net Debt Leverage Amounts in $ millions, unless otherwise noted *Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details Debt Composition 16 221 221 442 500 1,579 750 553 750 683 2024 2025 2026 2027 2028 2029 Drawn RCF Bonds Bank Debt Debt Maturity Profile 16 7,319 5,922 5,150 5,099 2020 2021 2022 2023 6.4x 72% 28% Fixed VariableNet debt leverage 3.5x 3.1x 2.9x 18

Introducing Q1'24 & FY'24 Outlook; Re-segmentation Combines Global Gaming & PlayDigital



FY'24 Outlook

Revenue	$4.3B - $4.4B
Operating Income Margin[1]	20% - 21%
Cash from Operations	≥$1.0B
Capital Expenditures (including payments on license obligations)	~$500M

Q1'24 Outlook

Revenue	~$1.0B
Operating Income Margin[1]	~20%

Key Outlook Assumptions

FY'24:

- Global Lottery SSS flat to down slightly due to robust jackpot activity in PY; excluding jackpots, SSS up low-single-digits
- Gaming & Digital combined revenue up high-single-digits; targeted 250 to 400 bps of operating income margin improvement
- Operating income margin includes ~300 basis point negative impact from pre-closing Separation and divestiture costs[1]
- CapEx reflects ~$75M of increased investments primarily related to recent contract wins and extensions in Global Lottery

Q1'24:

- Global Lottery SSS down Y/Y due to jackpot comparisons
- Gaming & Digital combined revenue lower on return to more normal seasonality in unit shipments and elevated IP and software licenses in PY
- Operating income margin includes ~300 basis point negative impact from pre-closing Separation and divestiture costs[1]

Note: EUR/USD FX at current rates; assumes spin and merger transaction closes in early 2025

[1] Excluding Separation and divestiture costs, outlook for OI margin is 23% - 24% for FY'24 and ~23% for Q1'24

19

Select Transaction Highlights & Path Forward

New combined gaming business to raise $3.7B of debt:

Refinance existing debt and pay $2.6B distribution to IGT PLC

3.2x – 3.4x pro forma net debt / Adjusted EBITDA expected at closing[1]

IGT PLC's $2.6B[2] distribution primarily used to repay debt:

~$2B used to repay existing indebtedness

~$400M in transaction-related cash outflows: ~50% in professional fees & separation costs prior to/at closing; ~25% tax leakage; ~25% cash conveyance

~2.5x pro forma net debt / Adjusted EBITDA shortly after closing

Regulatory approvals (e.g., antitrust, foreign direct investment, gaming); financial services license applications & approvals

IGT PLC shareholder vote on distribution of "SpinCo" shares and Everi shareholder vote on the transaction

Estimated transaction close in late 2024 / early 2025


Everi Shareholders
IGT PLC Shareholders
~46%
~54%
100%
$3.7B debt raised
IGT
GLOBAL GAMING / PLAYDIGITAL
EVERI
$2.6B distribution
IGT PLC RemainCo
Global Gaming and PlayDigital
Everi Games and Everi FinTech
Global Lottery

(1) Closing net leverage based on projected FY 2024 net debt and Adjusted EBITDA; refer to joint IGT and Everi presentation from 2/29/24 for additional details

(2) $2.6 billion distribution is before closing adjustments (e.g., net working capital adjustment)

20

Q4’23 and FY’23 Financial Results Achieve Upgraded Outlook Clear Path to Transaction Closing Strong Financial Performance in Q4’23 & FY’23; Heading into 2024 on Firm Foundation 21 Significant Opportunity for Value CreationNet Debt & Leverage Improve to Record Low

23

41% Note: $ millions, except noted otherwise (1)Segment-level profit charts exclude Corporate support expense and purchase price amortization 59% 36% 5% Lottery Gaming PlayDigital 78% 22% Service Product Sales 63% 22% 15% U.S. & Canada Italy Rest of world 71% 24% 5% Lottery Gaming PlayDigital 70% 26% 4% Lottery Gaming PlayDigital 36% 20% 29% 52% 31% 34% Global Lottery Global Gaming PlayDigital Operating income Adjusted EBITDA Revenue by Segment Revenue by Type Revenue by Geography Segment-level Operating Income(1) Segment-level Adjusted EBITDA(1) Profit Margins FY’23 Revenue & Profit Profile 24

Global ASPs North America MLP Trends North America Unit ShipmentsGlobal Installed Base Operating Income Margin Global Gaming – Broad-based Momentum Across Diverse Revenue Streams & Improved Profit Profile 14% 20% 2019 2023 21,019 26,208 2019 2023 $13,400 $15,800 2019 2023 2019 2023 Installed Base Unit Shipments +~100% ~11,500 35 ,9 77 34 ,2 21 14 ,8 57 19 ,6 85 2019 2023 U.S. & Canada Rest of world 9 consecutive quarters of growth 6 consecutive quarters of growth + 6% + 18% +25% 25 Diversified gaming technology provider with 40+ years of success Positioned to grow across channels, product verticals, and geographies Compelling operating income margin expansion opportunity ~5,700

Revenue by Product U.S. Sportsbooks PoweredNew iGaming Games Launched Annually Revenue ($M) PlayDigital – Strong B2B Presence with Scale & Profitability in High-growth Emerging Business Key characteristics include speed to market, scalability, differentiated games & services, strong commercial relationships Broad iGaming offer of classic slot games, digital native games, table games, premium omnichannel & progressive games, and game aggregation, in addition to user engagement and analytics capabilities Operating income margin approaching 30%; compelling incremental margin expansion opportunity as business scales with new markets and regulation 26 91 228 2019 2023 CAGR 26.0% 26 99 2019 2023 + 281% 28 80 2019 2023 + 186% 80% 20% iGaming Sports Betting

U.S. and Italy Lottery Markets Historically Demonstrate Resilience During Periods of Recession U.S. Lottery Industry Sales ($B) March 2001– Sep 2001 March 2008–June 2009 March 2020– June 2020 0 20 40 60 80 100 Instant Other Draw Keno Multi-state Games Recession IGT Italy Lottery Sales (€B) June 2001 - Dec 2001June 2003 – Sep 2003 June 2008 - June 2009 Sep 2011- March 2013 Dec 2019 - June 2020 0 5 10 15 20 25 Lotto Scratch & Win Recession Source: La Fleur’s; AAMS 27

U.S. Gaming GGR Reasonably Resilient in Prior Recession Periods The U.S. represents ~70% of IGT’s Global Gaming segment revenue ~80% of U.S. revenue generated in regional markets, ~45% from Tribal customers Mar 2001–Sep 2001 March 2008–June 2009 March 2020–June 2020 0 10 20 30 40 50 60 70 U.S. Commercial Gaming GGR Recession Source: American Gaming Association; National Indian Gaming Commission U.S. Commercial Gaming GGR ($B) U.S. Tribal Gaming GGR ($B) Mar 2001–Sep 2001 March 2008–June 2009 March 2020–June 2020 0 5 10 15 20 25 30 35 40 45 U.S. Tribal Gaming GGR Recession 28

IGT

Q4'23 & FY'23 Select Performance & KPI Data

GLOBAL LOTTERY	Q4'23	Q4'22	Y/Y Change	Constant Currency Change	FY'23	FY'22	Y/Y Change	Constant Currency Change
Revenue								
Service								
Operating and facilities management contracts	624	622	—%	(2%)	2,495	2,364	6%	4%
Upfront license fee amortization	(47)	(45)	(5%)	—%	(189)	(183)	(3%)	—%
Operating and facilities management contracts, net	577	577	—%	(2%)	2,306	2,181	6%	4%
Other	15	16	(6%)	(4%)	53	255	(79%)	(79%)
Total service revenue	**592**	**593**	**—%**	**(2%)**	**2,359**	**2,436**	**(3%)**	**(4%)**
Product sales	**89**	**46**	**94%**	**90%**	**171**	**157**	**9%**	**7%**
Total revenue	**681**	**639**	**7%**	**4%**	**2,530**	**2,593**	**(2%)**	**(4%)**
Operating income	**238**	**216**	**10%**	**7%**	**913**	**909**	**—%**	**(1%)**
Adjusted EBITDA	**343**	**318**	**8%**	**5%**	**1,320**	**1,314**	**—%**	**(1%)**

	Q4'23 Constant Currency Change	Q4'22 Constant Currency Change	FY'23 Constant Currency Change	FY'22 Constant Currency Change
Global same-store sales growth (%)				
Instant ticket & draw games	—%	1.0%	1.9%	(3.9%)
Multi-jurisdiction jackpots	(25.0%)	66.0%	5.8%	15.3%
Total	**(3.5%)**	**6.7%**	**2.3%**	**(2.2%)**
North America & Rest of world same-store sales growth (%)				
Instant ticket & draw games	(0.9%)	0.4%	0.6%	(2.4%)
Multi-jurisdiction jackpots	(25.0%)	66.0%	5.8%	15.3%
Total	**(5.0%)**	**7.7%**	**1.2%**	**(0.4%)**
Italy same-store sales growth (%)				
Instant ticket & draw games	**2.9%**	**3.1%**	**6.6%**	**(8.5%)**

Amounts in $ millions except otherwise noted
Full-year 2022 results include Italy commercial services business that was sold in September 2022

29

Amounts in $ millions except otherwise noted (1) Excluded from yield calculations due to treatment as sales-type leases GLOBAL GAMING Q4'23 Q4'22 Y/Y Change Constant Currency Change FY'23 FY'22 Y/Y Change Constant Currency Change Revenue Service Terminal 127 126 1% 3% 520 483 8% 10% Systems, software, and other 62 60 2% 2% 242 232 4% 5% Total service revenue 188 186 1% 2% 762 714 7% 8% Product sales Terminal 153 149 2% 2% 571 501 14% 14% Other 49 54 (9%) (9%) 220 208 6% 6% Total product sales revenue 202 203 (1%) (1%) 791 709 12% 12% Total revenue 390 389 —% 1% 1,552 1,423 9% 10% Operating income 80 68 17% 17% 313 242 29% 29% Adjusted EBITDA 124 101 23% 23% 482 365 32% 33% Installed base units Casino 53,190 48,578 9% 53,190 48,578 9% Casino - L/T lease(1) 716 1,008 (29%) 716 1,008 (29%) Total installed base units 53,906 49,586 9% 53,906 49,586 9% Installed base units (by geography) US & Canada 34,221 32,335 6% 34,221 32,335 6% Rest of world 19,685 17,251 14% 19,685 17,251 14% Total installed base units 53,906 49,586 9% 53,906 49,586 9% Q4’23 & FY’23 Select Performance & KPI Data 30

Amounts in $ millions except otherwise noted (1) Excludes Casino L/T lease units due to treatment as sales-type leases; comparability on a Y/Y basis hindered due to fewer active units GLOBAL GAMING (Continued) Q4'23 Q4'22 Y/Y Change FY'23 FY'22 Y/Y Change Yields (by geography)(1), in absolute $ US & Canada $41.28 $42.08 (2%) $42.19 $41.87 1% Rest of world $7.02 $6.53 8% $7.40 $6.22 19% Total yields $28.71 $29.72 (3%) $29.68 $29.89 (1%) Global machine units sold New/expansion 425 728 (42%) 3,084 2,879 7% Replacement 8,966 8,755 2% 32,006 29,941 7% Total machine units sold 9,391 9,483 (1%) 35,090 32,820 7% US & Canada machine units sold New/expansion 248 574 (57%) 2,397 2,020 19% Replacement 6,481 6,875 (6%) 23,811 22,202 7% Total machine units sold 6,729 7,449 (10%) 26,208 24,222 8% Rest of world machine units sold New/expansion 177 154 15% 687 859 (20%) Replacement 2,485 1,880 32% 8,195 7,739 6% Total machine units sold 2,662 2,034 31% 8,882 8,598 3% Average selling price (ASP), in absolute $ US & Canada $16,300 $15,600 4% $16,100 $15,400 5% Rest of world $15,000 $15,300 (2%) $15,100 $13,700 10% Total ASP $15,900 $15,500 3% $15,800 $15,000 5% Q4’23 & FY’23 Select Performance & KPI Data 31

Amounts in $ millions except otherwise noted PLAYDIGITAL Q4'23 Q4'22 Y/Y Change Constant Currency Change FY'23 FY'22 Y/Y Change Constant Currency Change Revenue Service 59 65 (9%) (10%) 227 209 9% 10% Product sales — — NM NM 1 1 21% 21% Total revenue 59 65 (10%) (10%) 228 209 9% 10% Operating income 17 17 3% 4% 65 50 32% 36% Adjusted EBITDA 20 22 (11%) (11%) 78 68 15% 18% CONSOLIDATED Revenue (by geography) US & Canada 707 714 (1%) (1%) 2,701 2,549 6% 6% Italy 244 226 8% 3% 949 1,059 (10%) (13%) Rest of world 178 153 17% 16% 661 618 7% 8% Total revenue 1,130 1,093 3% 2% 4,310 4,225 2% 2% Q4’23 & FY’23 Select Performance & KPI Data 32

Amounts in $ millions except per share amounts Full-year 2022 results include Italy commercial services business that was sold in September 2022 Q4'23 Q4'22 Y/Y Change (%) FY'23 FY'22 Y/Y Change (%) Service revenue 839 845 (1%) 3,347 3,359 —% Product sales 291 249 17% 963 866 11% Total revenue 1,130 1,093 3% 4,310 4,225 2% Total operating expenses 873 863 1% 3,309 3,303 —% Operating income 256 230 11% 1,001 922 9% Interest expense, net 71 66 285 289 Foreign exchange loss, net 66 95 75 36 Other non-operating expense (income), net 8 (1) 12 7 Total non-operating expenses 146 161 372 333 Income before provision for income taxes 110 70 629 589 Provision for income taxes 83 101 322 175 Net income (loss) 27 (31) 307 414 Less: Net income attributable to non-controlling interests 35 34 151 139 Net (loss) income attributable to IGT PLC (7) (64) 156 275 Net (loss) income attributable to IGT PLC per common share - diluted $(0.04) $(0.32) $0.77 $1.35 Adjusted net income attributable to IGT PLC per common share - diluted $0.56 $0.40 $2.02 $1.99 Q4’23 & FY’23 Summarized Income Statements 33

Q4'23 Q4'22 FY'23 FY'22 Net cash provided by operating activities 400 278 1,040 899 Capital expenditures (98) (91) (399) (317) Payments on license obligations (7) — (22) — Free cash flow 295 187 619 582 Debt proceeds/(repayments), net (251) 30 (179) (576) Repurchases of common stock — (22) — (115) Shareholder dividends paid (40) (40) (160) (161) Minority distributions (21) (17) (232) (253) Proceeds from sale of business — (21) — 476 Business acquisitions — — — (142) Net cash provided by discontinued operations — — — 126 Other - Net 46 77 (38) 65 Other Investing/Financing Activities (266) 8 (609) (580) Net Cash Flow 29 195 10 2 Effect of Exchange Rates/Other 13 28 (11) (70) Net Change in Cash and Restricted Cash 42 223 (1) (68) Amount in $ millions Q4’23 & FY’23 Summarized Cash Flow Statements 34

Amounts in $ millions (1) Includes amortization of upfront license fees For the three months ended December 31, 2023 Global Lottery Global Gaming PlayDigital Business Segments Total Corporate and Other Total IGT PLC Net income 27 Provision for income taxes 83 Interest expense, net 71 Foreign exchange loss, net 66 Other non-operating expense, net 8 Operating income (loss) 238 80 17 336 (79) 256 Depreciation 41 31 2 74 (1) 74 Amortization - service revenue (1) 50 — — 50 — 50 Amortization - non-purchase accounting 5 13 — 18 1 19 Amortization - purchase accounting — — — — 38 38 Restructuring 8 — — 8 4 12 Stock-based compensation 1 — — 1 5 6 Adjusted EBITDA 343 124 20 487 (32) 454 Cash flows from operating activities 400 Capital expenditures (98) Payments on license obligations (7) Free Cash Flow 295 Payments on DDI / Benson Matter, net of cash tax benefit — Adjusted Free Cash Flow 295 Reconciliations of Non-GAAP Measures – Q4’23 35

For the three months ended December 31, 2023 Pre-Tax Impact Tax Impact (1)(2) Net Impact Reported EPS attributable to IGT PLC - diluted $(0.04) Adjustments: Foreign exchange loss, net $0.25 $(0.04) $0.29 Currency conversion impacts of hyper-inflationary economies (3) $0.10 $— $0.10 Amortization - purchase accounting $0.18 $0.07 $0.11 Discrete tax items $— $(0.05) $0.05 Other (non-recurring adjustments) $0.06 $0.02 $0.04 Net adjustments $0.60 Adjusted EPS attributable to IGT PLC - diluted (4) $0.56 (1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (2) The reported effective tax rate was 75.3%. Adjusted for the above items, the effective tax rate was 35.8% (3) Includes blue-chip swap loss of $5 million (4) Adjusted EPS was calculated using weighted average shares outstanding of 203.3 million, which includes the dilutive impact of share-based payment awards Reconciliations of Non-GAAP Measures – Q4’23 36

Amounts in $ millions (1) Includes amortization of upfront license fees For the three months ended December 31, 2022 Global Lottery Global Gaming PlayDigital Business Segments Total Corporate and Other Total IGT PLC Net loss (31) Provision for income taxes 101 Interest expense, net 66 Foreign exchange loss, net 95 Other non-operating income, net (1) Operating income (loss) 216 68 17 302 (71) 230 Depreciation 42 31 6 79 — 78 Amortization - service revenue (1) 48 — — 48 — 48 Amortization - non-purchase accounting 6 2 — 8 1 9 Amortization - purchase accounting — — — — 41 41 Restructuring 5 — — 5 1 6 Stock-based compensation 2 (1) — 1 6 7 Adjusted EBITDA 318 101 22 442 (23) 419 Cash flows from operating activities 278 Capital expenditures (91) Free Cash Flow 187 Payments on DDI / Benson Matter, net of cash tax benefit 50 Adjusted Free Cash Flow 237 Reconciliations of Non-GAAP Measures – Q4’22 37

For the three months ended December 31, 2022 Pre-Tax Impact Tax Impact (1)(2) Net Impact Reported EPS attributable to IGT PLC - diluted $(0.32) Adjustments: Foreign exchange loss, net $0.46 $(0.04) $0.50 Currency conversion impacts of hyper-inflationary economies $0.01 $— $0.01 Amortization - purchase accounting $0.20 $0.02 $0.18 Discrete tax items $— $(0.01) $0.01 DDI / Benson Matter provision $— $0.01 $(0.01) Other (non-recurring adjustments) $0.03 $0.01 $0.02 Net adjustments $0.72 Adjusted EPS attributable to IGT PLC - diluted (3) $0.40 (1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (2) The reported effective tax rate was 144.0%. Adjusted for the above items, the effective tax rate was 46.2% (3) Adjusted EPS was calculated using weighted average shares outstanding of 201.4 million, which includes the dilutive impact of share-based payment awards Reconciliations of Non-GAAP Measures – Q4’22 38

Amounts in $ millions (1) Includes amortization of upfront license fees For the year ended December 31, 2023 Global Lottery Global Gaming PlayDigital Business Segments Total Corporate and Other Total IGT PLC Net income 307 Provision for income taxes 322 Interest expense, net 285 Foreign exchange loss, net 75 Other non-operating expense, net 12 Operating income (loss) 913 313 65 1,291 (290) 1,001 Depreciation 173 118 10 301 — 301 Amortization - service revenue (1) 199 1 — 200 — 200 Amortization - non-purchase accounting 20 45 1 66 3 70 Amortization - purchase accounting — — — — 152 152 Restructuring 9 — — 9 4 13 Stock-based compensation 6 5 1 12 30 41 Adjusted EBITDA 1,320 482 78 1,880 (101) 1,779 Cash flows from operating activities 1,040 Capital expenditures (399) Payments on license obligations (22) Free Cash Flow 619 Payments on DDI / Benson Matter, net of cash tax benefit ($47 million) 184 Adjusted Free Cash Flow 803 Reconciliations of Non-GAAP Measures – FY’23 39

For the year ended December 31, 2023 Pre-Tax Impact Tax Impact (1)(2) Net Impact Reported EPS attributable to IGT PLC - diluted $0.77 Adjustments: Foreign exchange loss, net $0.21 $(0.03) $0.24 Currency conversion impacts of hyper-inflationary economies (3) $0.18 $— $0.18 Amortization - purchase accounting $0.75 $0.21 $0.54 Loss on extinguishment and modifications of debt, net $0.02 $— $0.02 Discrete tax items $— $(0.22) $0.22 Other (non-recurring adjustments) $0.07 $0.02 $0.04 Net adjustments $1.25 Adjusted EPS attributable to IGT PLC - diluted (4) $2.02 (1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (2) The reported effective tax rate was 51.2%. Adjusted for the above items, the effective tax rate was 36.2% (3) Includes blue-chip swap loss of $5 million (4) Adjusted EPS was calculated using weighted average shares outstanding of 202.7 million, which includes the dilutive impact of share-based payment awards Reconciliations of Non-GAAP Measures – FY’23 40

Amounts in $ millions (1) Includes amortization of upfront license fees For the year ended December 31, 2022 Global Lottery Global Gaming PlayDigital Business Segments Total Corporate and Other Total IGT PLC Net income 414 Provision for income taxes 175 Interest expense, net 289 Foreign exchange loss, net 36 Other non-operating expense, net 7 Operating income (loss) 909 242 50 1,201 (279) 922 Depreciation 173 112 17 302 (1) 301 Amortization - service revenue (1) 193 — — 193 — 193 Amortization - non-purchase accounting 24 7 — 31 3 34 Amortization - purchase accounting — — — — 158 158 Restructuring 6 (1) — 5 1 6 Stock-based compensation 9 5 1 14 27 41 Other — — — — 9 9 Adjusted EBITDA 1,314 365 68 1,746 (83) 1,664 Cash flows from operating activities 899 Capital expenditures (317) Free Cash Flow 582 Payments on DDI / Benson Matter, net of cash tax benefit 50 Adjusted Free Cash Flow 632 Reconciliations of Non-GAAP Measures – FY’22 41

For the year ended December 31, 2022 Pre-Tax Impact Tax Impact (1)(2) Net Impact Reported EPS attributable to IGT PLC - diluted $1.35 Adjustments: Foreign exchange loss, net $0.13 $0.08 $0.05 Currency conversion impacts of hyper-inflationary economies $0.05 $— $0.05 Amortization - purchase accounting $0.77 $0.16 $0.61 Loss on extinguishment and modifications of debt, net $0.06 $0.01 $0.06 Discrete tax items $— $(0.17) $0.17 DDI / Benson Matter provision $1.33 $0.33 $1.00 Gain on sale of business $(1.36) $(0.01) $(1.36) Other (non-recurring adjustments) $0.07 $0.01 $0.06 Net adjustments $0.64 Adjusted EPS attributable to IGT PLC - diluted (3) $1.99 (1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (2) The reported effective tax rate was 29.7%. Adjusted for the above items, the effective tax rate was 32.2% (3) Adjusted EPS was calculated using weighted average shares outstanding of 203.4 million, which includes the dilutive impact of share-based payment awards Reconciliations of Non-GAAP Measures – FY’22 42

Additional Information and Where to Find It In connection with the proposed transaction (the “Proposed Transaction”) between Everi Holdings Inc. (“Everi”), International Game Technology PLC (“IGT”), Ignite Rotate LLC (“Spinco”) and Ember Sub LLC (”Merger Sub”), Everi, IGT and Spinco will file relevant materials with the Securities and Exchange Commission (”SEC”). Everi will file a registration statement on Form S-4 that will include a joint proxy statement/prospectus relating to the Proposed Transaction, which will constitute a proxy statement and prospectus of Everi and a proxy statement of IGT. A definitive proxy statement/prospectus will be mailed to stockholders of Everi and a definitive proxy statement will be mailed to shareholders of IGT. INVESTORS AND SECURITY HOLDERS OF EVERI ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AND INVESTORS AND SECURITY HOLDERS OF IGT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EVERI, IGT AND SPINCO, AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Everi or IGT through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Everi will be available free of charge on Everi’s website at www.everi.com or by contacting Everi’s Investor Relations Department at Everi Holdings Inc., Investor Relations, 7250 S. Tenaya Way, Suite 100, Las Vegas, NV 89113. Copies of the documents filed with the SEC by IGT will be available free of charge on IGT’s website at www.igt.com or by contacting IGT’s Investor Relations Department at International Game Technology PLC, Investor Relations, 10 Memorial Boulevard, Providence, RI 02903. No Offer or Solicitation This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell, any securities of Everi, IGT, Spinco or Merger Sub, or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law. Participants in the Solicitation This communication is not a solicitation of a proxy from any security holder of Everi or IGT. However, Everi and IGT and each of their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the Proposed Transaction. Information about the directors and executive officers of Everi may be found in its most recent Annual Report on Form 10-K and in its most recent proxy statement for its annual meeting of stockholders, in each case as filed with the SEC. Information about the directors, executive officers and members of senior management of IGT is set forth in its most recent Annual Report on Form 20-F as filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, related to Everi, IGT and the proposed spin-off of IGT's Global Gaming and PlayDigital Businesses (the "Spinco Business"), and the proposed acquisition of the Spinco Business by Everi. All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws. These forward-looking statements involve risks and uncertainties that could significantly affect the financial or operating results of Everi, IGT, the Spinco Business, or the combined company. These forward-looking statements may be identified by terms such as “anticipate,” “believe,” “foresee,” “estimate,” “expect,” “intend,” “plan,” “project,” “forecast,” “may,” “will,” “would,” “could” and “should” and the negative of these terms or other similar expressions. Forward-looking statements in this communication include, among other things, statements about the potential benefits and synergies of the Proposed Transaction, including future financial and operating results, plans, objectives, expectations and intentions; and the anticipated timing of closing of the Proposed Transaction. In addition, all statements that address operating performance, events or developments that IGT expects or anticipates will occur in the future — including statements relating to creating value for stockholders and shareholders, benefits of the Proposed Transaction to customers, employees, stockholders and other constituents of the combined company and IGT, separating and integrating the companies, cost savings and the expected timetable for completing the Proposed Transaction — are forward-looking statements. These forward-looking statements involve substantial risks and uncertainties that could cause actual results, including the actual results of Everi, IGT, the Spinco Business, or the combined company, to differ materially from those expressed or implied by such statements. These risks and uncertainties include, among other things, risks related to the possibility that the conditions to the consummation of the Proposed Transaction will not be satisfied (including the failure to obtain necessary regulatory, stockholder and shareholder approvals or any necessary waivers, consents, or transfers, including for any required licenses or other agreements) in the anticipated timeframe or at all; risks related to the ability to realize the anticipated benefits of the Proposed Transaction, including the possibility that Everi and IGT may be unable to achieve the expected benefits, synergies and operating efficiencies in connection with the Proposed Transaction within the expected timeframes or at all and to successfully separate and/or integrate the Spinco Business; the ability to retain key personnel; negative effects of the announcement or the consummation of the proposed acquisition on the market price of the capital stock of Everi and IGT and on Everi and IGT’s operating results; risks relating to the value of Everi’s shares to be issued in the Proposed Transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement relating to the Proposed Transaction (the ”Merger Agreement”); changes in the extent and characteristics of the common stockholders of Everi and ordinary shareholders of IGT and its effect pursuant to the Merger Agreement for the Proposed Transaction on the number of shares of Everi common stock issuable pursuant to the Proposed Transaction, magnitude of the dividend payable to Everi stockholders pursuant to the Proposed Transaction and the extent of indebtedness to be incurred by Everi in connection with the Proposed Transaction; significant transaction costs, fees, expenses and charges (including unknown liabilities and risks relating to any unforeseen changes to or the effects on liabilities, future capital expenditures, revenue, expenses, synergies, indebtedness, financial condition, losses and future prospects); expected or targeted future financial and operating performance and results; operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining employee, customer, or other business, contractual, or operational relationships following the Proposed Transaction announcement or closing of the Proposed Transaction); failure to consummate or delay in consummating the Proposed Transaction for any reason; risks relating to any resurgence of the COVID-19 pandemic or similar public health crises; risks related to competition in the gaming and lottery industry; dependence on significant licensing arrangements, customers, or other third parties; issues and costs arising from the separation and integration of acquired companies and businesses and the timing and impact of accounting adjustments; risks related to the financing of the Proposed Transaction, Everi’s overall debt levels and its ability to repay principal and interest on its outstanding debt, including debt assumed or incurred in connection with the Proposed Transaction; economic changes in global markets, such as currency exchange, inflation and interest rates, and recession; government policies (including policy changes affecting the gaming industry, taxation, trade, tariffs, immigration, customs, and border actions) and other external factors that Everi and IGT cannot control; regulation and litigation matters relating to the Proposed Transaction or otherwise impacting Everi, IGT, Spinco, the combined company or the gaming industry generally; unanticipated liabilities of acquired businesses; unanticipated adverse effects or liabilities from business divestitures; effects on earnings of any significant impairment of goodwill or intangible assets; risks related to intellectual property, privacy matters, and cyber security (including losses and other consequences from failures, breaches, attacks, or disclosures involving information technology infrastructure and data); other business effects (including the effects of industry, market, economic, political, or regulatory conditions); and other risks and uncertainties, including, but not limited to, those described in Everi’s Annual Report on Form 10-K on file with the SEC and from time to time in other filed reports including Everi’s Quarterly Reports on Form 10-Q, and those described in IGT’s Annual Report on Form 20-F on file with the SEC and from time to time in other filed reports including IGT’s Current Reports on Form 6-K. A further description of risks and uncertainties relating to Everi can be found in its most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and relating to IGT can be found in its most recent Annual Report on Form 20-F and Current Reports on Form 6-K, all of which are filed with the SEC and available at www.sec.gov. IGT does not intend to update the forward-looking statements contained in this communication as the result of new information or future events or developments, except as required by law.